Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 1 NOVEMBER 9, 2015
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 1 DATED NOVEMBER 9, 2015
TO THE PROSPECTUS DATED NOVEMBER 2, 2015
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated November 2, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering;

•	potential acquisitions;

•	entry into the AIG Loan; and

•	redemption in full of Preferred Equity Investment.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. On October 9, 2015, we announced that we would cease offering shares of our Class A common stock in our primary offering, effective October 30, 2015, and effective November 2, 2015, we reallocated all shares being offered, such that we are currently offering up to approximately $1.8 billion in shares of Class T common stock in our primary offering. We reserve the right to reallocate shares among classes of stock, if we elect to offer shares of additional classes in the future.
As of November 2, 2015, we had received gross offering proceeds of approximately $238.8 million from the sale of 24,011,089 Class A shares in our initial public offering, including proceeds raised and shares issued under our distribution reinvestment plan.
Potential Acquisitions
The following is hereby added to the "Real Estate Investments" section of our prospectus, following the section entitled "Real Estate Investments - Management of Our Properties":
Potential Acquisitions
On November 4, 2015, we, through four entities wholly-owned by our operating partnership (the "SPEs"), entered into a series of assignment and assumption agreements (each an "Assignment Agreement" and collectively the "Assignment Agreements") with our sponsor related to the potential acquisitions of the following four properties: (1) a to-be-built, single-story, Class "A" fulfillment center located in Etna, Ohio which will be leased in its entirety to Amazon.com.dedc, LLC (the "Amazon property") for a purchase price of approximately $88.9 million, plus closing costs and acquisition fees; (2) a four-story, Class "A" office building located in Durham, North Carolina and leased in its entirety to Toshiba Tec Corporation (the "Toshiba Tec property") for a purchase price of approximately $35.9 million, plus closing costs and acquisition fees; (3) a to-be-built, single-story, Class "A" industrial facility located in North Charleston, South Carolina and leased in its entirety to WABCO North America, LLC (the "WABCO property") for a purchase price of approximately $13.8 million, plus closing costs and acquisition fees; and (4) a to-be-built, single-story, Class "A" distribution warehouse located in DeKalb, Illinois and leased in its entirety to 3M Company (the "3M property") for a purchase price of approximately $66.4 million, plus closing costs and acquisition fees. Pursuant to the Assignment Agreements, we, through the SPEs, have assumed all of the liabilities and obligations of the sponsor in connection with the respective purchase and sale agreements related to the above-mentioned properties.
Acquisition Contingencies
Pursuant to the respective purchase agreements for the properties described above, we will be obligated to purchase the properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire each property generally based upon:

•	our ability to raise sufficient proceeds in our public offering and to obtain sufficient amounts of debt or other equity capital on attractive terms to acquire each property;

•	satisfactory completion of due diligence on each property and the tenant of each property;

•	satisfaction of the conditions to the acquisitions in accordance with the respective purchase agreements; and

•	no material adverse change relating to each property, the respective sellers of each property, or certain economic conditions.
There can be no assurance that the acquisition of the properties will be completed. Other properties may be identified in the future that we may acquire prior to or instead of the properties described above. Due to the considerable conditions to the consummation of the acquisitions of the properties, we cannot make any assurances that the closing of any property is probable.
Entry Into AIG Loan
The following is hereby added to the end of the "Real Estate Investments - Debt Summary" section of our prospectus:
On October 22, 2015, six special purpose entities that own the properties noted below and are wholly-owned by our operating partnership, each entered into a Promissory Note, Guaranty Agreement, Cash Collateral Agreement, Vacancy Risk Agreement, and various other documents (collectively, the "Loan Documents") with The Variable Annuity Life Insurance Company ("VALIC"), American General Life Insurance Company ("AGL"), and the United States Life Insurance Company in the City of New York ("USL") (collectively, the "Lenders"), pursuant to which the Lenders provided such special purpose entities with a loan in the aggregate amount of $126.97 million (the "AIG Loan").
We utilized approximately $125.5 million of the funds provided by the AIG Loan to pay down a portion of our revolving credit facility with KeyBank N.A. and other lenders (the "Revolving Credit Facility"), as six of our properties previously serving as security for the Revolving Credit Facility now serve as security for the AIG Loan. The AIG Loan is secured by cross-collateralized and cross-defaulted first lien deeds of trust and second lien deeds of trust on the properties with the following tenants: Administrative Offices of Pennsylvania Courts; American Express Travel Related Services Company, Inc.; American Showa, Inc.; MGM Resorts International; Owens Corning Sales, LLC; and Wood Group Mustang, Inc. (collectively, the "Secured Properties"). The documents related to the promissory notes are substantially similar with respect to the Lenders and each property. In addition, the documents related to the first lien deeds of trust on the Secured Properties are substantially similar with respect to each property and the documents related to the second lien deeds of trust on the Secured Properties are also substantially similar with respect to each property.
We paid loan origination and brokerage fees, as well as certain other closing costs, including legal fees, of approximately $0.9 million in connection with the AIG Loan.
The AIG Loan has a term of 10 years, maturing on November 1, 2025. The AIG Loan bears interest at a rate of 4.15%. The AIG Loan requires monthly payments of interest only for the first five years and fixed monthly payments of principal and interest thereafter. Commencing October 31, 2017, each of the individual promissory notes comprising the AIG Loan may be prepaid but only if such prepayment is made in full, subject to 30 days'

prior notice to the holder and payment of a prepayment premium in addition to all unpaid principal and accrued interest to the date of such prepayment.
The Loan Documents related to the AIG Loan contain a number of customary representations, warranties, covenants, and indemnities, including, but not limited to, a debt service coverage ratio of 1.74x and a loan to value ratio of 60%, each as defined in the Loan Documents. In addition, pursuant to a Recourse Carve-Out Guaranty Agreement, we, as the guarantor of the AIG Loan, must maintain a minimum net worth of $126.97 million.
The Loan Documents also contain the following salient requirements (terms used below are as defined in the Loan Documents):

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Commencing November 1, 2017, the borrowers may obtain a release of any of the Secured Properties, subject to the payment of certain fees and expenses and satisfaction of the terms and conditions contained in the Loan Documents, including (i) the requirement that the loan to value ratio for the remaining Secured Properties must be equal to or less than 60% for the first five years of the term of the AIG Loan or 55% at any time thereafter, and must be equal to or less than the aggregate loan to value ratio in existence for all of the Secured Properties prior to the release of such individual Secured Property; and (ii) the requirement that the debt service coverage ratio of the AIG Loan after the release of the individual Secured Property must be equal to or greater than 1.74x for the first five years of the term of the AIG Loan or 1.85x at any time thereafter, and must be equal to or greater than the debt service coverage ratio in existence for the AIG Loan prior to the release of such individual Secured Property.

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Upon any tenant's failure to renew, the borrowers may obtain a release of any of the Secured Properties by substituting another property therefor, subject to the terms and conditions contained in the Loan Documents, including (i) the requirement that no more than four substitutions of an individual Secured Property may occur during the term of the AIG Loan; (ii) the requirement that the debt service coverage ratio, after taking into account the substitute property, must be equal to or exceed 1.74x, if such substitution occurs during the first five years of the term of the AIG Loan, and 1.85x, if such substitution occurs during the second five years of the term of the AIG Loan; (iii) the requirement that the loan to value ratio, after taking into account the substitute property, must be equal to or less than 60%, if such substitution occurs during the first five years of the term of the AIG Loan, and 55%, if such substitution occurs during the second five years of the term of the AIG Loan; and (iv) the requirement that the appraised value, net operating income, and individual debt service coverage ratio related to the substitute property must be equal to or greater than the appraised value, net operating income, and individual debt service coverage ratio of the Secured Property to be released.

Redemption of Preferred Equity Investment
On October 20, 2015 (the "Redemption Date"), the operating partnership redeemed 801,000 Series A Cumulative Redeemable Preferred Units (the "Preferred Units") held by Griffin Capital Vertical Partners, L.P. (the "Preferred Investor"), an affiliate of our sponsor, for an aggregate redemption price of approximately $8.0 million (the "Redemption"). After the Redemption, there were no Preferred Units outstanding, and the Preferred Investor no longer had any rights with respect to the Preferred Units. Effective on October 22, 2015, we terminated the preferred investment. Accordingly, the "Real Estate Investments - Preferred Equity Investment" section of our prospectus is hereby deleted in its entirety.

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